EXHIBIT 99.1

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

To Be Held April 1, 2004

To the Shareholders of Olicom A/ S:

      The Annual General Meeting of Shareholders of Olicom A/ S (the “Company”) will be held at the Radisson SAS Royal Hotel, Hammerichsgade 1, DK-1611 Copenhagen V, Denmark, on Thursday, April 1, 2004, at 3:00 p.m., local time, for the following purposes:

1. Report of the Board of Directors and associated actions.

(i) Presentation of the Management Report on the Company’s activities during financial year 2003,

(ii) Presentation of Annual Report with Group Financial Statements with Auditors’ Certificate for approval,

(iii) Discharge of the Board of Directors and Management, and

(iv) Resolution to allocate profits to financial year 2004.

2. Election of Directors.

3. Appointment of auditors.

4. Authorisation to the Board of Directors empowering the Company — from time to time for a period of 18 months from the date of the Annual General Meeting — to acquire up to 10% of the Company’s issued shares at the market price in force at any time, with a deviation of +/- 10%.

5. Approval of remuneration to the members of the Board of Directors for the coming financial year.

           Resolution to

(i) Remunerate the Chairman of the Board of Directors with a fee of DKK 160,000 (approx. USD 26,860),

(ii) Remunerate the Deputy Chairman with a fee of DKK 120,000 (approx. USD 20,140), and

(iii) Remunerate other members of the Board of Directors with a fee of DKK 80,000 (approx. USD 13,430).

6. Transaction of such other business as may properly come before the Annual General Meeting and any adjournment(s) thereof.

Virum, March 4, 2004

On behalf of the Board of Directors

-s- LARS KSKESEN

Lars Eskesen

Chairman of the Board of Directors